UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Bristol Bay Sciences, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

 (Title of Class of Securities)

None

 (CUSIP Number)

Bristol Bay Sciences, Inc.
c/o Paramount BioCapital Investments, LLC
787 Seventh Avenue, 48th Floor
New York, NY 10019
(212) 554-4300

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 17, 2006

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Dr. Lindsay Rosenwald

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) (See item 3) PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 121,205

	8.	Shared Voting Power

	9.	Sole Dispositive Power 121,205

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 121,205

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 97%

14.	Type of Reporting Person (See Instructions) IN

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”) of Brisol Bay Sciences, Inc., whose principal executive offices are located at c/o Paramount BioCapital Investments, LLC, 787 Seventh Avenue, 48th Floor, New York, New York 10019 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is Dr. Lindsay Rosenwald (the “Reporting Person”).

(b) The address of the Reporting Person is c/o Paramount BioCapital Investments, LLC, 787 Seventh Avenue, 48th Floor, New York, New York 10019.

(c) The Reporting Person’s present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted is managing member of Paramount BioCapital Investments, LLC, located at 787 Seventh Avenue, 48th Floor, New York, New York 10019.

(d) The Reporting Person has not been convicted in any criminal proceedings during the last five years.

(e) The Reporting Person has not been a party to any civil proceedings during the last five years.

(f) The Reporting Person is a citizen of U.S.A.

Item 3. Source and Amount of Funds or Other Consideration.

The Reporting Person purchased the 121,205 shares of Common Stock directly from the Issuer for a purchase price equal to an aggregate of $4,848.35. The source of funding for this purchase was through personal funds.

Item 4. Purpose of Transaction.

None.

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Person beneficially owns an aggregate of 121,205 shares of Common Stock, representing 97% of the outstanding shares of Common Stock (based, as to the number of outstanding shares, upon the Issuer’s Form 10-SB filed November 15, 2005.)

(b) The Reporting Person has the sole right to vote and dispose, or direct the disposition, of the 121,205 shares of Common Stock owned by the Reporting Person.

(c) The 121,205 shares of Common Stock reported herein were acquired by the Reporting Person from the Issuer effective August 14, 2005.

(d) Other than the Reporting Person, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the 121,205 shares of Common Stock owned by the Reporting Person.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7. Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 27, 2006

DR. LINDSAY ROSENWALD

/s/ Lindsay Rosenwald